Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor
	February 8 - December 29, 2013	April 29 - June 7, 2013	April 28, 2013	April 29, 2012	April 27, 2011	April 28, 2010
	(29 Weeks)	(6 Weeks)	(52 Weeks)	(52 1/2 Weeks)	(52 Weeks)	(52 Weeks)
	(In thousands)
Fixed Charges:
Interest expense*	$417,960	$52,545	$286,742	$296,785	$276,744	$306,708
Capitalized interest	2,047	21	1,365	480	1,897	2,716
Interest component of rental expense	38,001	4,756	42,715	45,530	32,170	33,711
Total fixed charges	$458,008	$57,322	$330,822	$342,795	$310,811	$343,135

Earnings:
Income/(Loss) from continuing operations before income or loss from equity investees and income taxes	$(297,705)	$(130,327)	$1,343,643	$1,236,089	$1,416,322	$1,315,779
Add: Interest expense*	417,960	52,545	286,742	296,785	276,744	306,708
Add: Interest component of rental expense	38,001	4,756	42,715	45,530	32,170	33,711
Add: Amortization of capitalized interest	420	91	755	783	754	367
Earnings as adjusted	$158,676	$(72,935)	$1,673,855	$1,579,187	$1,725,990	$1,656,565

Ratio of earnings to fixed charges	0.35	(1.27)	5.06	4.61	5.55	4.83

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.